SEC 1746
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                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

             GZA GeoEnvironmental Technologies, Inc.
                      (Name of Issuer)

                           Common Stock
                  (Title of Class of Securities)

                             362386104
                          (CUSIP Number)

      William R. Beloff, 9 Bridie Lane, Norfolk, Massachusetts 02056
           (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                            May 9, 2000
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   362386104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    Futureco Environmental Inc. ("Futureco")

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
    (b)  X

3.  SEC Use Only ...........................................

4.  Source of Funds (See Instructions) .
    ....00

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e) .................

6.  Citizenship or Place of Organization    Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.  Sole Voting Power

8.  Shared Voting Power  865,604

9.  Sole Dispositive Power

10.  Shared Dispositive Power  865,604

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    865,604

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ...X........

13.  Percent of Class Represented by Amount in Row 11     23.6%

14.  Type of Reporting Person (See Instructions)
     CO.................................................................
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     ...................................................................

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    William R. Beloff

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
    (b)  X

3.  SEC Use Only ...........................................................

4.  Source of Funds (See Instructions) .
    ....PF

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) .................

6.  Citizenship or Place of Organization    Massachusetts

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.  Sole Voting Power    41,848

8.  Shared Voting Power

9.  Sole Dispositive Power   41,848

10.  Shared Dispositive Power ...............................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    41,848

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ...X........

13.  Percent of Class Represented by Amount in Row 11     1.1%

14.  Type of Reporting Person (See Instructions)
     .....IN
     ....................................................................
     ....................................................................
     ....................................................................
     ....................................................................
     ....................................................................
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1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only).

     Joseph P. Hehir

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
    (b)  X

3.  SEC Use Only ..........................................................

4.  Source of Funds (See Instructions) .
    PF

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) .................

6.  Citizenship or Place of Organization    Massachusetts

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.  Sole Voting Power    38,140

8.  Shared Voting Power

9.  Sole Dispositive Power   38,140

10.  Shared Dispositive Power ...............................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    38,140

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ...X........

13.  Percent of Class Represented by Amount in Row 11     1.0%

14.  Type of Reporting Person (See Instructions)
     .....IN.................................................................
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     ...................................................................
     ...................................................................
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     ...................................................................

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Lawrence Feldman

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
    (b)  X

3.  SEC Use Only .........................................................

4.  Source of Funds (See Instructions) .
    ....PF

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) .................

6.  Citizenship or Place of Organization    Massachusetts

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.  Sole Voting Power    55,327

8.  Shared Voting Power

9.  Sole Dispositive Power   55,327

10.  Shared Dispositive Power ..............................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    55,327

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ...X........

13.  Percent of Class Represented by Amount in Row 11     1.5%

14.  Type of Reporting Person (See Instructions)
     .....IN.................................................................
     ...................................................................
     ...................................................................
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1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only).

    William E. Hadge

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
    (b)  X

3.  SEC Use Only .........................................................

4.  Source of Funds (See Instructions) .
    ....PF

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) .................

6.  Citizenship or Place of Organization    Massachusetts

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.  Sole Voting Power    19,386

8.  Shared Voting Power

9.  Sole Dispositive Power   19,386

10. Shared Dispositive Power .............................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    19,386

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ...X........

13.  Percent of Class Represented by Amount in Row 11     0.5%

14.  Type of Reporting Person (See Instructions)
     .....IN............................................................
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     ...................................................................
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     ...................................................................
     ...................................................................
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     ...................................................................
     ...................................................................

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    M. Joseph Celi

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
    (b)  X

3.  SEC Use Only ..........................................................

4.  Source of Funds (See Instructions) .
     ....PF

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) .................

6.  Citizenship or Place of Organization    Massachusetts
                                                             *
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.  Sole Voting Power    24,382

8.  Shared Voting Power

9.  Sole Dispositive Power   24,382

10.  Shared Dispositive Power .............................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    24,382

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ...X........

13.  Percent of Class Represented by Amount in Row 11     0.7%

14.  Type of Reporting Person (See Instructions)
     .....IN..........................................................
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This Amendment No. 2 relates to the Schedule 13D originally filed on behalf of Futureco with the Securities and Exchange Commission on March 31, 2000. The text of Items 4, 5 and 7 and the Exhibit Index are hereby amended to reflect that on May 9, 2000 Futureco acquired beneficial ownership of 219,000 shares of common stock of GZA.

Item
4.  Purpose of Transaction
    On March 21, 2000, Futureco, whose principals are members of senior management of GZA, entered into a Purchase Agreement with each of Donald T. Goldberg, William S. Zoino, and John E. Ayers (collectively the "Selling Shareholders") to purchase a total of 646,604 shares of GZA's common stock from the Selling Shareholders which Purchase Agreements include agreements from the Selling Shareholders to vote in favor of any merger proposed by Futureco as hereinafter described.

    Also on March 21, 2000, Futureco made a preliminary proposal to GZA to enter into a "cash out" merger (the "Transaction") at a price per share to be determined the effect of which would be to purchase all of the "public shares" of GZA in a "management buyout," subject to various approvals required for both parties. GZA appointed a special committee and hired investment bankers to consider the Transaction. Futureco anticipates that the Transaction, if consummated, will constitute a "going private transaction" and that the common stock of GZA would cease to be traded on the NASDAQ and would be deregistered under Section 12(g) of the Securities Exchange Act of 1934, as amended.

    On May 2, 2000, Futureco made a revised proposal to the special committee of GZA to enter into the Transaction at a price of $6.25 in cash per share of common stock held by the public shareholders of GZA. Futureco has been informed that this offer is not acceptable to the special committee; however, discussions with the special committee are continuing.

    On May 9, 2000, Futureco entered into a Purchase Agreement with Acquisitor PLC ("Acquisitor") to purchase a total of 219,000 shares of GZA's common stock from Acquisitor at a per share price equal to the greater of (i) $6.25 or (ii) the price paid to the public shareholders in connection with the Transaction which Purchase Agreement includes an agreement from Acquisitor to vote in favor of any merger proposed by Futureco.

    There can be no assurance that the Transaction will occur or, if it does, on what terms. Futureco may enter into agreements to acquire additional shares of common stock of GZA.

Item
5.  Interest in Securities of the Issuer

    (a)  William R. Beloff

    (b) William R. Beloff holds the sole power to vote and dispose of 41,848 shares of common stock of GZA which represents 1.1% of the total shares outstanding. He owns 35,706 shares of common stock; he owns 2,142 shares of common stock through his 401k account; and he owns an option exercisable as to 4,000 shares of common stock. He disclaims any beneficial ownership in any of the shares of common stock of GZA which are owned Futureco, Joseph P. Hehir, Lawrence Feldman, William E. Hadge, and
         M. Joe Celi.

    (c)  On March 31, 2000, by a distribution to his 401k account, William
         R. Beloff acquired 343 shares of common stock of GZA to be owned by him through his 401k account.

    (d)  Not applicable

    (e)  Not Applicable


    (a)  Joseph P. Hehir

    (b) Joseph P. Hehir holds the sole power to vote and dispose of 38,140 shares of common stock of GZA which represents 1.0% of the total shares outstanding. He owns 30,000 shares of common stock;
         he owns 1,940 shares of common stock through his 401k account;
         and he owns an option exercisable as to 6,200 shares of common stock. He disclaims any beneficial ownership in any of the shares of common stock of GZA which are owned by Futureco, William R. Beloff, Lawrence Feldman, William E. Hadge, and
         M. Joe Celi.

    (c)  On March 31, 2000, by a distribution to his 401k account, Joseph
         P. Hehir acquired 287 shares of common stock of GZA to be owned by him through his 401k account.

    (d)  Not applicable

    (e)  Not Applicable


    (a)  Lawrence Feldman

    (b) Lawrence Feldman holds sole power to vote and dispose of 55,327 shares of common stock of GZA which represents 1.5% of the total shares outstanding. He owns 47,001 shares of common stock;
         he owns 2,126 shares of common stock through his 401k account; and he owns an option exercisable as to 6,200 shares of common stock. He disclaims any beneficial ownership in any of the shares of common stock of GZA which are owned by Futureco, William R. Beloff, Joseph P. Hehir, William E. Hadge, and
         M. Joe Celi.

    (c) On March 31, 2000, by a distribution to his 401k account, Lawrence Feldman acquired 297 shares of common stock of GZA to be owned by him through his 401k account.

   (d)   Not applicable

   (e)   Not Applicable


   (a)   William E. Hadge

   (b) William E. Hadge holds the sole power to vote and dispose of 19,386 shares of common stock of GZA which represents 0.5% of the total shares outstanding. He owns 13,917 shares of common stock; he owns 1,869 shares of common stock through his 401k account; and he owns an option exercisable as to 3,600 shares of common stock. He disclaims any beneficial ownership in any of the shares of common stock of GZA which are owned by Futureco, William R. Beloff, Joseph P. Hehir, Lawrence Feldman, and M. Joe Celi.

    (c)  On March 31, 2000, by a distribution to his 401k account, William
         E. Hadge acquired 276 shares of common stock of GZA to be owned by him through his 401k account.

    (d)   Not applicable

    (e)   Not Applicable


    (a)   M. Joseph Celi

    (b) M. Joseph Celi holds the sole power to vote and dispose of 24,382 shares of common stock of GZA which represents
          0.7% of the total shares outstanding. He owns 8,505 shares of common stock; he owns 2,477 shares of common stock through his 401k account; and he owns an option exercisable as to 13,400 shares of common stock. He disclaims any beneficial ownership in any of the shares of common stock of GZA which are owned by Futureco, William R. Beloff, Joseph P. Hehir, Lawrence Feldman, and William E. Hadge.

    (c)   On March 31, 2000, by a distribution to his 401k account,
          M. Joseph Celi acquired 338 shares of common stock of GZA to be owned by him through his 401k account.

    (d)   Not applicable

    (e)   Not applicable


    (a)   Futureco

    (b) Futureco has entered into agreements to hold the shared power to vote and dispose of 865,604 shares of common stock of GZA which represents 23.6% of the total shares outstanding. Futureco disclaims any beneficial ownership in any of the shares of common stock of GZA which are owned by William R. Beloff, Joseph P. Hehir, Lawrence Feldman, William E. Hadge, and M. Joe Celi.

    (c) Futureco entered into an agreement on May 9, 2000 to acquire 219,000 shares of common stock of GZA from Acquisitor.
          Futureco entered into agreements on March 21, 2000 to acquire 646,604 shares of common stock of GZA from the Selling
          Shareholders.

    (d) Acquisitor has the right to receive dividends and the proceeds of a sale of the shares it is selling. Their right relates to 6.0% of the shares of common stock of GZA. The Selling Shareholders have the right to receive dividends and the proceeds of a sale of the shares they are selling. Their right relates to 17.6% of the shares of common stock of GZA.

     (e)  Not applicable


Item
7.  Material to be filed as Exhibits
    Attached as Exhibit A is a Purchase Agreement.
    Attached as Exhibit B is an agreement between and among William R. Beloff, Joseph A. Hehir, Lawrence Feldman,
    William E. Hadge, M. Joseph Celi and Futureco that this Form 13D is being filed on behalf of all of them. Attached as Exhibit C is a Purchase Agreement with Acquisitor.


                         Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 9, 2000
Date


William R. Beloff, Joseph P. Hehir, Lawrence Feldman, William E.
Hadge, M. Joseph Celi and Futureco Environmental Inc.
By: William R. Beloff, For himself and as agent for each of the persons indicated pursuant to a joint filing agreement previously filed with the Securities and Exchange Commission

/s/ William R. Beloff
Signature



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

EXHIBIT

*  Purchase Agreement with Donald T. Goldberg

*  Joint Filing Agreement

o  Purchase Agreement with Acquisitor

*  Exhibit Previously Filed

o  Exhibit Included Herewith


                            Exhibit C


                       PURCHASE AGREEMENT

    This Purchase Agreement (the "Purchase Agreement") is made and entered into as of May 9, 2000, by and between Futureco Environmental Inc., a Delaware corporation ("Futureco"), and the undersigned stockholder ("Holder") of GZA GeoEnvironmental Technologies, Inc., a Delaware corporation ("GZA").

                           RECITALS

    Futureco has presented a proposal to the board of directors of GZA to acquire (either directly or through an affiliate) all of the outstanding capital stock of GZA through various transactions yet to be determined, but including a merger (the "Merger" which, together with the other transactions, are collectively referred to herein as the "Transactions").
The Holder is the beneficial owner of such number of shares of outstanding capital stock and all rights, warrants and options to acquire shares of capital stock of GZA as is indicated on the final page of this Purchase Agreement (the "GZA Securities").

    In consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

                           AGREEMENT

    1.      Agreement to Sell GZA Securities.

           (a) Transfer and Encumbrance. Except as provided herein, Holder agrees not to transfer, sell, exchange, pledge or o therwise dispose of or encumber the GZA Securities or any New GZA Securities (as defined in Section 1(b)), or to make any offer or agreement relating thereto, at any time prior to the Expiration Date. As used herein, the term "Expiration Date" shall mean the earliest to occur of (i) the purchase of the GZA Securities and the New
GZA Securities pursuant to the provisions hereof; (ii) notice to the Holder by Futureco that it has been unable for whatever reason to consummate the Transactions; (iii) the failure of Futureco or its affiliate to enter into a definitive agreement with GZA with respect to the Transactions on or before June 30, 2000; and (iv) September 30, 2000.

         (b)     New GZA Securities.  Until the Expiration Date,
Holder agrees that any shares of capital stock of GZA and all rights, warrants and options to acquire shares of capital stock of GZA that Holder purchases or with respect to which Holder otherwise acquires beneficial ownership after the date of this Purchase Agreement and prior to the Expiration Date ("New GZA Securities") shall be subject to the terms and conditions of this Purchase Agreement to the same extent as if they constituted GZA Securities.

       (c)     Sale of Securities.    Subject to the terms and
conditions hereof, Futureco agrees to purchase and Holder agrees to sell the GZA Securities and any New GZA Securities on the Closing Date (as hereinafter defined) at a price equal to the greater of (i) $6.25 per share or (ii) the per share price paid to the "public" shareholders of GZA in connection with the Transactions. Notwithstanding the above, Holder shall not be required to sell the GZA Securities or the New
GZA Securities to Futureco unless and until Futureco or its affiliate shall have entered into a definitive agreement with respect to the Merger, or the sale is otherwise in futherance of the Transactions.

      (d) Closing. The purchase and sale of the GZA Securities and New GZA Securities shall take place at the offices of Bowditch & Dewey, LLP, 311 Main Street, Worcester, Massachusetts on a date which is set forth in a notice from Futureco to Holder which date shall be no earlier than ten days from the date of such notice, but in any event no later than September 30, 2000 (the "Closing Date").
At the Closing, the Holder shall deliver to Futureco the GZA Securities and the New GZA Securities (by DTC book-entry to a brokerage account designated by Futureco) which Futureco is purchasing against delivery to the Holder by Futureco of a bank wire in the amount of the purchase price therefore, payable to the Holder's order; provided, however, if the Closing Date is prior to the time that the alternate price described in Section 1(c)(ii) can be determined, the consideration paid at the Closing Date shall be $6.25 per share with the remainder of the price, if any, being paid at such time as the public shareholders are paid.

     2.      Agreement to Vote GZA Securities.  Until the Expiration
Date, at every meeting of the stockholders of GZA called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of GZA with respect to any of the following, Holder shall vote the GZA Securities and any New GZA Securities in favor of adoption and approval of the Transaction and any matter that could reasonably be expected to facilitate the Transactions. This Purchase Agreement is intended to bind Holder as a stockholder of GZA only with respect to the specific matters set forth herein.

     3.      Representations, Warranties, Covenants of Holder.
Holder hereby represents, warrants, covenants and agrees as follows:

            (a) Authority and Status. Holder (i) is the beneficial owner of the GZA Securities, and at the Closing Date will be transferred free and clear of any liens, claims, options, charges or other encumbrances, and are not subject to any stockholder agreements, voting trusts, proxies or other arrangements or understandings among the stockholders of GZA relating to the voting of their respective shares, (ii) does not beneficially own any shares of capital stock of GZA other than the GZA Securities and (iii) has full power and authority to make, enter into and carry out the terms of this Purchase Agreement.
The execution, delivery and performance of this Purchase Agreement and the consummation of the transactions contemplated hereby will not result in any violation of any judgment or decree by which Holder is bound or be in conflict with, or constitute with or without the passage of time and giving of notice, either a default under any instrument, judgment, order, writ, decree or contract, or an event which results in the creation of any material lien charge or encumbrance upon any assets of the Holder.

          (b) Waivers. Holder hereby waives, effective as of the Closing Date, any liquidation, redemption, anti-dilution, registration rights, information rights, preemptive rights, priority rights, rights of first refusal, co-sale or other similar rights, if any, relating to the GZA Common Stock under the terms of the certificate of incorporation or bylaws of GZA or any agreement to which Holder is a party in effect immediately prior to the Effective Time.

          (c) Accuracy of Representations, Warranties and Certifications. Except to the extent written notification to the contrary is received by Futureco from Holder prior to the Closing Date, the representations, warranties and certifications contained herein shall be accurate at all times from the date hereof through the Closing Date.

    4. Representations and Warranties of Futureco. Futureco hereby represents and warrants that Futureco has full power and authority to enter into this Purchase Agreement. The execution, delivery and performance of this Purchase Agreement and the consummation of the transactions contemplated hereby will not result in any violation of any judgment or decree by which Futureco is bound or be in conflict with, or constitute with or without the passage of time and giving of notice, either a default under any instrument, judgment, order, writ, decree or contract, or an event which results in the creation of any material lien charge or encumbrance upon any assets of Futureco. Except to the extent written notification to the contrary is received by Holder from Futureco prior to the Closing Date, the representations, warranties and certifications contained herein shall be accurate at all times from the date hereof through the Closing Date.

    5. Additional Documents. Holder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Futureco, to carry out the purpose and intent of this Purchase Agreement.

    6. Termination. This Purchase Agreement shall terminate and shall have no further force or effect as of the Expiration Date and the parties hereto shall have no further obligations except for those provisions which by their terms survive.
Without limiting the generality of the foregoing, Futureco shall have no purchase obligations under the provisions of
Section 1(c) after delivery of the notice described in Section 1(a).

    7.      Miscellaneous.

           (a) Amendments and Waivers. Any term of this Purchase Agreement may be amended or waived with the written consent of the parties or their respective successors and assigns. Any amendment or waiver effected in accordance with this Section 8(a) shall be binding upon the parties and their respective successors and assigns.

          (b) Governing Law. This Purchase Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

         (c) Counterparts. This Purchase Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

         (d) Titles and Subtitles. The titles and subtitles used in this Purchase Agreement are used for convenience only and are not to be considered in construing or interpreting this Purchase Agreement.

         (e) Notices. Any notice required or permitted by this Purchase Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or forty-eight (48) hours after being deposited in the regular mail as certified or registered mail (airmail if sent internationally) with postage prepaid, if such notice is addressed to the party to be notified at such party's address or facsimile number as set forth on the final page of this Purchase Agreement, or as subsequently modified by written notice.

        (f) Severability. If one or more provisions of this Purchase Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith, in order to maintain the economic position enjoyed by each party as close as possible to that under the provision rendered unenforceable. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then
(i) such provision shall be excluded from this Purchase Agreement,
(ii) the balance of this Purchase Agreement shall be of this Purchase Agreement shall be enforceable in accordance with its terms.

       (g) Attorneys' Fees. Should suit be brought to enforce or interpret any part of this Purchase Agreement, the prevailing party will be entitled to recover, as an element of the costs of suit and not as damages, reasonable attorneys' fees to be fixed by the court (including without limitation, costs, expenses and fees on any appeal). The prevailing party will be entitled to recover its costs of suit proceeds to final judgment.

                    [Signature page follows]

The parties have caused this Purchase Agreement to be duly executed as of the date first above written.

                                      FUTURECO ENVIRONMENTAL INC.,

                                      By:    /s/ William R. Beloff

                                      Name:  William R. Beloff
                                      								 (print)
                                      Title:  President

                                      Address:   c/o Bowditch & Dewey, LLP
                                                 311 Main Street
                                                 Worcester, MA  01609

                                      Facsimile:      (508) 756-7636


                                      "HOLDER"

                                      Acquisitor PLC

                                      By:     /s/ Duncan Soukup

                                      Name:   Duncan Soukup
                                                 (print)

                                      Title:  Managing Partner

                                      Holder's Address for Notice:
                                      Avery House 52 Brook's Mews
                                      London W1Y 1LE
                                      United Kingdom

                                      Facsimile:  011442074995312




GZA Securities beneficially owned:

219,000                                      Shares of Common
                                             Stock of GZA
                                             GeoEnvironmental
                                             Technologies, Inc.
                                             owned as of the date
                                             of this Purchase
                                             Agreement


Not Applicable                               Shares of Common
                                             Stock of GZA
                                             GeoEnvironmental
                                             Technologies, Inc.
                                             owned as of the date of
                                             the Purchase
                                             Agreement issuable
                                             upon exercise of
                                             outstanding options
                                             and warrants